Filed pursuant to Rule 424(b)(3)

Commission File No. 333-67906

PROSPECTUS SUPPLEMENT DATED MARCH 28, 2003

(TO PROSPECTUS DATED NOVEMBER 9, 2001)

$175,000,000

CELL THERAPEUTICS, INC.

5.75% Convertible Subordinated Notes due June 15, 2008

and the common stock issuable upon conversion of the notes

This Prospectus Supplement supplements the Prospectus dated November 9, 2001 (the “Prospectus”) of Cell Therapeutics, Inc. (“CTI”) relating to the resale by certain noteholders (the “Selling Securityholders”) of up to $175,000,000 of 5.75% convertible subordinated notes of CTI (the “Notes”) and the common stock issuable upon conversion of the Notes. This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The information in the table appearing under the heading “Selling Securityholders” commencing on page 45 of the Prospectus is hereby amended by adding the information below with respect to persons not previously listed in the Prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the Prospectus or in any amendments or supplements thereto that are listed below:

Name of Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold in This Offering	Percentage of Notes Outstanding (3)	Number of Shares of Common Stock That May Be Sold in This Offering (4)	Percentage of Common Stock Outstanding (5)
Greyhound Lines Inc. Amalgamated Transit Union National Local 1700 Retirement Disability Trust (1)	$340,000	1.1	10,000	*

Helix Convertible Opportunities Master Fund LP (2)	$3,480,000	11.7	102,353	*

*	Less than 1%.
(1)	This selling securityholder also holds $100,000 aggregate principal amount of Notes, which have already been sold pursuant to the Registration Statement related to this Prospectus, and which amount would be convertible into 2,941 shares of common stock at a conversion price of approximately $34.00 per share of common stock. No calculations in this table include these Notes and the common stock issuable upon conversion of these Notes.
(2)	This selling securityholder also holds $5,200,000 aggregate principal amount of Notes, which have already been sold pursuant to the Registration Statement related to this Prospectus, and which amount would be convertible into 152,941 shares of common stock at a conversion price of approximately $34.00 per share of common stock. No calculations in this table include these Notes and the common stock issuable upon conversion of these Notes.
(3)	On December 20, 2002, CTI completed an exchange offer of up to $102,900,000 aggregate principal amount of new 5.75% convertible senior subordinated notes for $175,000,000 aggregate principal amount 5.75% convertible subordinate notes, pursuant to which $145,360,000 aggregate principal amount of the existing Notes were exchanged for $85,460,000 aggregate principal amount of new notes. As a result of the exchange offer, $29,640,000 aggregate principal amount of CTI’s existing Notes remain outstanding. The percentages in this column reflect the exchange offer.

(4)	Assumes conversion of all of the selling securityholder’s Notes at a conversion price of approximately $34.00 per share of common stock. However, this conversion price will be subject to adjustment as described in the Prospectus under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the Notes may increase or decrease in the future.
(5)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 33,135,892 shares of common stock outstanding as of February 28, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular selling securityholder’s Notes. However, we did not assume the conversion of any other selling securityholder’s Notes.

Information concerning the selling securityholders is based upon information provided to us by the securityholders. This information may change from time to time and any changed information of which we are apprised will be set forth in future prospectus supplements if and when necessary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.